                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of August, 2004
                                           ------------

                          Commission File Number 1-4620
                                                 ------

                      Crystallex International Corporation
                      ------------------------------------
                 (Translation of registrant's name into English)

        18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
        ----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F[x]              Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____

For Immediate Release                                            August 12, 2004
                                                                     RM: 17 - 04

                 CRYSTALLEX REPORTS SECOND QUARTER 2004 RESULTS

TORONTO, ONTARIO, AUGUST 12, 2004 - CRYSTALLEX INTERNATIONAL CORPORATION (TSX:
KRY) (AMEX: KRY) today reported financial results of the Company for the second quarter ending June 30, 2004. All dollar figures are in US Dollars unless otherwise indicated.

HIGHLIGHTS

    o Raised net proceeds of $82.2 million in a common share financing, ensuring that the development of the Las Cristinas project remains on schedule.

    o Submitted the Environmental Impact Study ("EIS") to the Corporacion Venezolana de Guayana ("CVG") and the Ministry of the Environment and Natural Resources ("MARN") in April initiating the final permitting phase for Las Cristinas.

    o Completed an 18 hole (7,100 meter) infill drill program at Las Cristinas. Updated resource and reserve estimates are expected in October 2004.

    o Detailed engineering and environmental work for Las Cristinas continued under the Engineering Procurement and Construction Management contract with SNC Lavalin Engineers & Constructors. Evaluation of equipment bids and contracts is underway.

    o Gold sales contracts were reduced by 82,000 ounces during the second quarter. Committed gold sales were 234,475 ounces at the end of the second quarter.

    o On June 18, 2004 Crystallex was added to the S&P/TSX Composite Index, the S&P/TSX SmallCap Index, the S&P/TSX Capped Materials Index and the S&P/TSX Capped Gold Index.

    o In a press release dated August 4th, 2004 Crystallex confirmed the "Land Occupation Permit" for Las Cristinas, the prerequisite permit to secure the final "Permit to Impact Renewable Natural Resources" which will complete the permitting process and is expected this fall.



"The development of Las Cristinas continued in earnest during the second quarter with marked advances in detailed engineering design, equipment procurement, contract evaluation and site preparation. The permitting process continues on schedule with receipt of the final permit still expected in October," commented Todd Bruce, President and Chief Executive Officer of Crystallex. "At our El Callao operations, the turn-around continues to progress successfully as reflected by the fact that gold production for the quarter and six months was 80% and 119% higher, respectively than the corresponding periods last year," Mr. Bruce added. "The Company continued to strengthen its financial position with the $82.2 million of net proceeds we raised in a common share financing in April. These funds will ensure the progressive development of Las Cristinas throughout 2004."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2004
           (ALL DOLLAR AMOUNTS IN US DOLLARS, UNLESS OTHERWISE STATED)

The following Management's Discussion and Analysis (MD&A) of the unaudited financial condition and results of the operations of Crystallex International Corporation (Crystallex or the Company) for the second quarter and first half of 2004 should be read in conjunction with the MD&A for the year ended December 31, 2003, the Company's annual audited financial statements, the notes relating thereto and the quarterly unaudited financial statements and notes included in this report. The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Effective January 1, 2004, the Company prepares and files its unaudited consolidated financial statements and MD&A in United States dollars. This MD&A has been prepared as of August 12, 2004.

KEY STATISTICS

----------------------------------------------------------------------------------------------------------------------
                                                        Three months ended June 30,         Six months ended June 30,
                                                             2004              2003             2004             2003
----------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Gold Production (ounces)                                   11,823             6,559           23,828           10,885
Gold Sold (ounces)                                         14,160             6,486           23,774           10,652
Per Ounce Data:
     Total Cash Cost (1)                                     $325              $311             $298             $376
     Average Realized Gold Price                             $398              $387             $403             $363
     Average Spot Gold Price                                 $393              $347             $401             $349

FINANCIAL RESULTS ($ THOUSANDS)
Revenues                                                   $5,634            $2,508           $9,577           $3,866
Net Income (Loss)                                          $3,510           ($3,537)         ($3,141)            $907
Net Income (Loss) per Basic Share                           $0.02            ($0.04)          ($0.02)           $0.01
Cash Flow from Operating Activities(2)                   ($10,766)          ($4,268)        ($19,622)         ($8,034)
Weighted Average Common Shares Outstanding -
Basic (millions)                                            177.3             100.6            162.9             96.5
----------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION ($ THOUSANDS)                 At June 30, 2004   At Dec. 31, 2003
                                                 ----------------  ----------------
Cash and Equivalents                                      $81,497           $26,204
Total Debt                                                 $6,973            $7,488
Shareholders' Equity                                     $167,552           $78,998
------------------------------------------------- ---------------- ----------------- ---------------- ----------------

(1) For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold, not ounces produced.

(2) Cash flow after working capital changes and before capital expenditures.

FINANCIAL RESULTS OVERVIEW

SECOND QUARTER ENDED JUNE 30, 2004

Revenue for the second quarter ended June 30, 2004 more than doubled to $5.6 million, as compared with $2.5 million for the prior-year quarter. The increase in revenue was attributable to producing and selling more ounces of gold and also realizing a higher average gold price. The Company sold 14,160 ounces of gold at a realized price of $398 per ounce during the second quarter of 2004, compared with sales of 6,486 ounces at an average realized price of $387 per ounce in the year earlier quarter. The higher realized price reflects higher spot gold prices, which averaged $393 per ounce during the second quarter of 2004, as compared with $347 per ounce for the same period in 2003.

For the three months ended June 30, 2004, Crystallex recorded net income of $3.5 million or $0.02 per share, compared to a net loss of $3.5 million, or $0.04 per share for the year-earlier period. The Company's earnings in the second quarter of 2004 included a non-hedge derivative gain of $14.4 million and a $3.4 million charge for expensing stock options. The Company adopted the policy of expensing stock options effective January 1, 2004. The loss in the prior-year period included a non-hedge derivative loss of $1.4 million.

Cash flow utilized in operating activities for the second quarter of 2004 was $10.8 million as compared with a use of $4.3 million for the comparable quarter in 2003. For the quarter, revenues exceeded direct costs of production by $0.6 million; however, the cash flow deficit was largely attributable to expenditures of $7.6 million to financially settle gold sales contract positions during the quarter and $5.5 million of general and administrative expenses, inclusive of one-time expenditures of $1.7 million. The impact of the cash expenditures on the gold hedge book is reflected in the non-hedge derivative gain.

SIX MONTHS ENDED JUNE 30, 2004

Revenue for the first half of 2004 was significantly higher than the prior-year period due to selling more ounces of gold and realizing higher gold prices. First half 2004 revenues of $9.6 million were approximately 150% higher than revenues of $3.9 million for the comparable period in 2003. In the first half of 2004, the Company sold 23,774 ounces of gold at an average realized price of $403 per ounce, while during the same period in 2003, 10,652 ounces of gold were sold at an average realized price of $363 per ounce. The average spot gold price during the first six months of 2004 was $401 per ounce, as compared with $349 per ounce for the prior-year period.

For the first half of 2004, Crystallex recorded a net loss of $3.1 million, or $0.02 per share, compared with net income of $0.9 million or $0.01 per share for the corresponding period in 2003. The net loss for the first half of 2004 includes a non-hedge derivative gain of $11.7 million and a stock based compensation charge of $3.4 million. Net income for the prior year period included a non-hedge derivative gain of $4.2 million.

Operating cash flow was a deficit of $19.6 million for the first six months of 2004, as compared with a deficit of $8.0 million for the comparable period in 2003. Cash flow in first half of 2004 was impacted by expenditures of $11.2 million to settle financially gold sales commitments and $8.2 million of general and administrative expenses, which were $4.5 million higher than the prior-year period.

PROJECT DEVELOPMENT AND OPERATIONS REVIEW

LAS CRISTINAS

There was significant progress during the second quarter in advancing the development and exploitation of Las Cristinas. Engineering and procurement work under the EPCM contract commenced in late March and continued on schedule during the second quarter. Principal activities during the second quarter were:

    o    Capital expenditures of $6.6 million.
    o Engineering design work continued, principally in the civil department with the issuing of bid packages for the access road, diversion channel and site preparation work. Equipment lists for the mine, process plant and mobile equipment were finalized.
    o The procurement process commenced with the evaluation of bids for equipment and contracts. Purchase orders were awarded for long lead time items, including the crushers, SAG and ball mills and the main power transformer. In addition, contracts for catering and freight forwarding have been awarded. Earthworks contracts for the main access road and the diversion channel are being evaluated.

    o A Project Schedule was completed. Assuming the receipt of the final permit by October 2004, the Company expects commercial production during the first quarter of 2006.

    o Confirmed the Land Occupation Permit for Las Cristinas, the prerequisite to securing the final permit.

    o The Environmental Impact Statement, (EIS) was submitted in April 2004 to the Venezuelan Ministry of Environment and Natural Resources,
         (MARN). Receipt of the Permit to Impact Renewable Natural Resources (the final permit) is expected during the fourth quarter of 2004. In addition to responding to MARN observations on the EIS during the quarter, work continued on additional environmental studies to support the EIS:
             - Geotechnical and hydrogeological drill programs under the supervision of SNCL were completed subsequent to quarter end. The geotechnical drilling is designed to determine soil conditions in various areas of the project, while the hydrogeological drilling and testing will assist in determining and monitoring below surface water flows and allow for the estimation of pit pumping rates.
             - The second phase of the Las Cristinas socio-economic study commenced. This stage includes completing socio-economic baseline data collection, undertaking a socio-economic impact study and developing a socio-economic mitigation plan.
    o Opened an office in Houston, Texas to manage the logistics and procurement process. Recruited a Procurement and Contracts Manager and a Logistics Manager for the Houston Office. A wholly owned subsidiary "Crystallex Procurement Services, Inc." has been incorporated through which Crystallex will operate its Houston office.

In addition to the EPCM work, Crystallex completed a 7,110 metre infill drill program at Las Cristinas during the second quarter. Drill core logging and assaying is ongoing and a revised reserve estimate is expected in October, 2004.

PRODUCTION

----------------------------------------------------------------------------------------------------------------------
                                                        Three months ended June 30,         Six months ended June 30,
GOLD PRODUCTION (OUNCES)                                     2004              2003             2004             2003
----------------------------------------------------------------------------------------------------------------------
     La Victoria                                                0             1,402                0            4,578
     Tomi Open Pits                                         9,791             3,779           20,005            4,167
     Tomi Underground                                       1,364               575            2,187              575
     Purchased Material                                       668               803            1,636            1,565
                                                  --------------------------------------------------------------------
TOTAL GOLD PRODUCTION (OUNCES)                             11,823             6,559           23,828           10,885
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                          Three months ended June 30,       Six months ended June 30,
100% Basis                                                       2004            2003            2004            2003
----------------------------------------------------------------------------------------------------------------------
REVEMIN MILL(1)
La Victoria Ore Processed (tonnes)                                  0          22,418               0          70,393
Tomi Open Pit Ore Processed (tonnes)                           96,235          44,255         193,912          51,836
Tomi Underground Ore Processed (tonnes)                         6,149           3,562          10,676           3,562
Purchased Material Ore Processed (tonnes)                       2,707           4,069          20,285          15,088
----------------------------------------------------------------------------------------------------------------------
TOTAL ORE PROCESSED (TONNES)                                  105,091          74,304         224,873         140,879
HEAD GRADE OF ORE PROCESSED (G/T)                                3.82            3.34            3.58            3.10
TOTAL RECOVERY RATE (%)                                           92%             82%             92%             78%
TOTAL GOLD RECOVERED (OUNCES)                                  11,823           6,559          23,828          10,885
----------------------------------------------------------------------------------------------------------------------
TOTAL CASH COST PER OUNCE SOLD                                   $325            $311            $298            $376
----------------------------------------------------------------------------------------------------------------------

(1) Ore from Tomi, La Victoria and purchased material is processed at the Company's Revemin mill.

Improved and stable gold production during the first half of 2004 is a result of shifting mining from the La Victoria mine to the Tomi open pits and also reflects operating improvements achieved as a result of investing capital in the operations over the past nine months after a significant period of under funding. Second quarter 2004 gold production of 11,823 ounces was on budget and was largely unchanged from the first quarter. Second quarter and six months 2004 production figures of 11,823 ounces and 23,828 ounces respectively, were markedly improved over production of 6,559 ounces and 10,885 ounces for the comparable periods in 2003. The production gains are attributable, in the main, to improvements in mine equipment availability and utilization, which provided for a steady supply of ore to the Revemin mill and allowed the mill to operate near capacity of 1,350 tonnes per day. Revemin processed sixty percent more ore in the first half of 2004 than in the same period in 2003. In addition, and continuing from the first quarter, higher gold recoveries and ore grades contributed to the increase in production. In the first half of 2004, gold recovery averaged 92% and the average grade of ore processed was 3.58 g/t, while in the same period in 2003 gold recovery averaged 78% and the average grade was
3.10 g/t. The grade and recovery improvements are due to processing ore almost entirely from the Tomi concession in 2004, which is higher grade and does not have the refractory characteristics of the La Victoria ore.

TOMI

----------------------------------------------------------------------------------------------------------------------
                                                        Three months ended June 30,         Six months ended June 30,
100% Basis                                                   2004              2003             2004             2003
----------------------------------------------------------------------------------------------------------------------
TOMI OPEN PITS (100% CRYSTALLEX)
Tonnes Ore Mined                                           93,849            36,458          197,602           45,822
Tonnes Waste Mined                                        709,394            86,517        1,535,615          103,967
Tonnes Ore Processed                                       96,235            44,255          193,912           51,836
Average Grade of Ore Processed (g/t)                         3.47              3.24             3.49             3.08
Recovery Rate (%)                                             91%               82%              92%              81%
----------------------------------------------------------------------------------------------------------------------
Production (ounces)                                         9,791             3,779           20,005            4,167
TOMI UNDERGROUND (100% CRYSTALLEX)
Tonnes Ore Mined                                            5,185             4,878           10,604            4,878
Tonnes Ore Processed                                        6,149             3,562           10,676            3,562
Average Grade of Ore Processed (g/t)                         7.37              5.61             6.79             5.61
Recovery Rate (%)                                             94%               89%              94%              89%
----------------------------------------------------------------------------------------------------------------------
Production (ounces)                                         1,364               575            2,187              575
----------------------------------------------------------------------------------------------------------------------

Second quarter gold production of 9,791 ounces from the Tomi open pit mines was on plan. Production from the Tomi open pits accounted for over 80% of Crystallex's gold production in the second quarter. Second quarter operating results, including tonnes processed, grade and gold recovery were largely unchanged from the first quarter of the year.

Gold production of 20,005 ounces in the first half of 2004 was significantly higher than the 4,167 ounces produced from the Tomi pits during the corresponding period in 2003. Production is higher this year as the Company reactivated mining at the open pits late in first quarter 2003, but did not shift all open pit mining activities to Tomi until the end of the third quarter of 2003.

The Tomi underground mine produced 1,364 ounces of gold during the second quarter of 2004. Gold production for the first six months of 2,187 ounces was approximately 50% of plan primarily due to delays in receiving equipment at site earlier in the year. The remaining underground equipment arrived at site during the second quarter and was operational in June. Production of 1,977 tonnes of ore in June was 77% of plan. The current mine development schedule anticipates reaching higher grade ore in the fourth quarter of 2004. Design production rates of 4,000 tonnes per month (approximately 200 tonnes per operating day) are also expected by year end.

LA VICTORIA

----------------------------------------------------------------------------------------------------------------------
                                                        Three months ended June 30,         Six months ended June 30,
100% Basis                                                   2004              2003             2004             2003
----------------------------------------------------------------------------------------------------------------------
LA VICTORIA (51% CRYSTALLEX)(1)
Tonnes Ore Mined                                                0            17,921                0           65,826
Tonnes Waste Mined                                         60,578           186,539          142,630          332,401
Tonnes Ore Processed                                            0            22,418                0           70,393
Average Grade of Ore Processed (g/t)                         0.00              2.55             0.00             2.80
Recovery Rate (%)                                              0%               75%               0%              72%
----------------------------------------------------------------------------------------------------------------------
Production (ounces)                                             0             1,402                0            4,578
----------------------------------------------------------------------------------------------------------------------

(1) Crystallex owns 80% of El Callao Mining Corp, which in turn has an indirect 51% equity interest in La Victoria through the Venezuelan holding company, Osmin Holdings Limited. However, Crystallex has an 87.5% share of the distributable cashflow from Osmin until the first $4.0 million of debt owing from Osmin is repaid. Thereafter, Crystallex has a 75% share of the cashflow until the total debt from Osmin due indirectly to Crystallex (approximately $23.9 million at June 30, 2004) is fully repaid and a 51% share thereafter. Presently, there is no distributable cashflow, and Crystallex reports all production and reserves for its account.

An infill drill program of approximately 8,600 meters, (61 drill holes) has been completed at the La Victoria deposit. Core logging and assaying is underway. Mine Development Associates of Reno, Nevada has been engaged to update the La Victoria resource model, calculate a new reserve estimate and develop mine plans. This work is scheduled for completion during October. In addition, a Bio-Oxidation (BIOX) pilot plant program has commenced at Goldfields in South Africa to confirm the amenability of the refractory La Victoria ore to the BIOX process. As reported previously, gold recovery from the La Victoria refractory ore is approximately 60% using conventional cyanidation. Bench scale results suggest that pre-treatment with BIOX should significantly improve gold recovery. The BIOX pilot plant testing is scheduled for completion during October. An economic analysis of the deposit, incorporating the new reserve estimate and BIOX results will be undertaken by year end following the completion of the BIOX pilot plant test and the reserve report.

The Company is progressing towards securing the environmental permits required for diverting the Yuruari River at La Victoria. The river diversion is required for longer term open pit mining at La Victoria.

INCOME STATEMENT

REVENUE

For the second quarter of 2004, revenue totalled $5.6 million, as compared with $2.5 million for the comparable period in 2003. Gold sales in the second quarter of 2004 were 14,160 ounces compared with 6,486 ounces sold during the corresponding quarter of 2003 due to the increase in gold production as described in the Operations Review section of this MD&A. Crystallex receives the spot price for its gold sales and realized an average price of $398 per ounce on gold sales in the second quarter of 2004, moderately higher than the quarterly average spot price of $393 per ounce.

Revenue in the first half of 2004 was $9.6 million, approximately 150% higher than revenue of $3.9 million in the first half of 2003. The increase was due to more than doubling the number of ounces of gold sold and an increase of approximately 10% in the realized gold price. The Company sold 23,774 ounces of gold during the first six months of the year as compared with 10,652 ounces sold during the comparable period in 2003. For the first six months of 2004, Crystallex realized $403 per ounce as compared to an average realized price of $363 per ounce in the first half of 2003.

OPERATING EXPENSES

Mine operating costs were $5.1 million in the second quarter of 2004 compared to $2.0 million incurred in the corresponding quarter of 2003. Costs were higher due to a substantial increase in mining activity and gold production as described in the Operations Review section of this MD&A. On a unit cost basis, the total cash cost during the second quarter of 2004 was $325 per ounce of gold sold, as compared with $311 per ounce for the comparable period in 2003. Unit costs during the second quarter of 2004 were higher than the year-earlier period, largely because of higher waste stripping at both the Tomi open pit mines. For the first six months of 2004, cash costs were just below plan at $298 per ounce, as compared with $376 per ounce for the year earlier period. Unit costs were higher for the first six months of 2003 due to insufficient ore feed to the mill and low gold recovery from the La Victoria ore.

The Company continues to conduct minimal waste stripping at the La Victoria pit. These costs are being expensed, (since there is no gold production from La Victoria, they are not included in the cost per ounce figures). Expenses were also incurred for the La Victoria infill reserve drilling program. Expenses at La Victoria for the second quarter and first six months of 2004 were $465,000 and $630,000 respectively.

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative expenses were $5.5 million for the second quarter of 2004, compared with $1.5 million for the corresponding quarter in 2003 and totalled $8.2 million for the first six months of 2004, as compared with $3.7 million for the same period in 2003. For the second quarter of 2004, the increase in general and administrative expenses is attributable to one-time, severance and bonus payments of $1.7 million, higher travel, legal and professional fees of approximately $1.0 million, largely related to ongoing corporate structuring and financing work for Las Cristinas, as well as higher compensation expenses attributable to staffing additions during the first half of 2004.

In addition to the general and administration expenses, are stock option expenses totalling $3.4 million in the second quarter 2004, of which $2.0 million related to options authorized in late 2003 and approved in 2004.

FORWARD SALES AND WRITTEN CALL OPTIONS

Crystallex's objective is to eliminate its gold sales commitments. To that end, by June 30, 2004, the Company had reduced its gold contracts by one-third, or 115,550 ounces, since the beginning of the year at a cost of $11.2 million. A total of 82,000 ounces of forward sales and call options were settled financially during the second quarter at a cost of $7.6 million. The Company intends to continue to settle financially contract positions at opportune times throughout the remainder of the year.

At June 30, 2004, the Company's gold contract position totalled 234,475 ounces, comprised of 121,856 ounces of fixed forward contracts at an average price of US$305 per ounce, and 112,619 ounces of call options sold at an average price of US$308 per ounce.

------------------------------------------------------------------------------------------------------------
                                                         2004           2005            2006          TOTAL
------------------------------------------------------------------------------------------------------------
Fixed Forward Gold Sales (ounces)                      39,430         42,430          39,996        121,856
Average Price (US$/ounce)                                $300           $305            $310           $305
Written Gold Call Options (ounces)                     15,687         94,932           2,000        112,619
Average Exercise Price (US$/ounce)                       $295           $309            $348           $308
TOTAL (OUNCES)                                         55,117        137,362          41,996        234,475
AVERAGE PRICE (US$/OUNCE)                                $298           $308            $312           $306
------------------------------------------------------------------------------------------------------------

Subsequent to the end of the second quarter, the Company settled financially 40,000 ounces of gold contracts due in 2004. The cost of these settlements was $4.01 million and were almost entirely funded with $3.96 million of cash generated as excess proceeds from the disposition of Crystallex shares used for making loan repayments to Standard Bank, (refer to Note 7 of interim unaudited Notes to the Consolidated Financial Statements).

Accounting for Derivative Instruments

The Company's existing forward sales and call options are designated as derivatives so they do not qualify for the normal sales exemption, (or hedge accounting) for accounting treatment. The Company's metal trading contracts are recorded on the Balance Sheet at fair market value. Crystallex has no off-balance sheet gold contracts. Changes in the fair value of derivatives recorded on the Balance Sheet are recorded in earnings as an unrealized non-hedge derivative (loss) gain in the Statement of Operations. The gains and losses occur because of changes in commodity prices and interest rates.

The variation in the fair market value of options and forwards from period to period can cause significant volatility in earnings. This fair market value adjustment is an unrealized gain/loss that may impact the Company's cash flow. For the second quarter of 2004, the total unrealized mark-to-market gain on the non-hedge derivative positions was approximately $22.0 million. In addition, realized losses of $7.6 million arising from financial settlement of contracts were also recorded, resulting in a non-hedge derivative gain of $14.4 million for the three months ended June 30, 2004.

Mark-to-Market (Fair Value)

At June 30, 2004, the unrealized fair value of the Company's gold forward sales and call options, calculated at the quarter end spot price of US$396 per ounce was negative $17.8 million, (negative $39.8 million at March 31, 2004 at a US$424 per ounce gold price). This fair value is recorded on the Balance Sheet as a liability (Deferred Credit) and represents the replacement value of these contracts based upon the spot gold price at June 30, 2004 and does not represent an obligation for payment. The Company's obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

In circumstances where the Company is unable to meet the obligations under the fixed forward sales or call options, the Company may negotiate with the counterparty to defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle financially the contracts, it would result in a reduction of the Company's cash. The table below illustrates the cash requirement if the Company had to financially settle all contract positions in excess of planned production. The analysis assumes the Company resumes operations at La Victoria, the Albino mine is developed on schedule, but excludes future Las Cristinas production. It also assumes the Company is unable to roll existing contracts to future periods. The analysis assumes all positions in excess of planned production are required to be settled financially at June 30, 2004 and uses the spot gold price on that day of US$396 per ounce.

--------------------------------------------------------------------------------------------------------------
US$ MILLIONS                                                  2004          2005         2006         TOTAL
--------------------------------------------------------------------------------------------------------------
Total ounces Committed                                      55,117       137,362       41,996       234,475
Planned Production(2)                                       25,000(1)     70,000       65,000       176,000
Excess Committed Ounces                                     30,117        67,362          nil        97,479
Average Committed Price (US$/oz)                              $298          $309         $348          $306(3)
Average Assumed Spot Price (US$/oz)                           $396          $396         $396          $396
CASH REQUIRED TO SETTLE EXCESS POSITIONS                      $2.9          $5.9          NIL          $8.8
--------------------------------------------------------------------------------------------------------------

(1) Represents forecast production for the period July-December 2004.
(2) Production forecast excludes Las Cristinas.
(3) Represents the average price for the years 2004 and 2005 in which there are excess committed ounces.

The Company cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under "Forward Looking Statements" in the Company's Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

LIQUIDITY AND CAPITAL RESOURCES

Crystallex's principal source of liquidity has been equity financing. The Company does not expect to generate positive operating cashflow (after corporate general and administrative expenses) until the Las Cristinas project is operating at full capacity. Cash balances of $81.5 million at June 30, 2004 are forecast to provide the Company with sufficient liquidity for the balance of 2004. Crystallex forecasts capital requirements in excess of $300 million through to the first half of 2006 to build Las Cristinas, to fund the Company's operating deficit, capital expenditures at the El Callao operations and for debt service. Crystallex intends to fund this overall requirement with existing cash balances, limited recourse project debt financing or alternative forms of public market debt financing and equity financing.

CASH AND EQUIVALENTS

Cash and cash equivalents were $81.5 million at June 30, 2004, $55.3 million higher than at December 31, 2003. The change in the cash balance for the first six months of 2004 is reconciled as follows:

Cash at December 31, 2003                                                  $26.2

  Financing Activities                                      $88.1
  Proceeds from the sale of San Gregorio                     $1.0
                                                             ----
  Total Sources of Cash                                     $89.1

  Operating Cashflow Deficit                              ($19.6)
  Capital Expenditures                                    ($13.7)
  Debt Service                                             ($0.5)
                                                           ------
  Total Uses of Cash                                      ($33.8)

Net Addition to Cash                                                       $55.3
CASH AT JUNE 30, 2004                                                      $81.5

CASH FLOW FROM OPERATIONS

Cash flow from operations is principally affected by the level of gold sales, realized gold prices, cash operating costs, general and administrative expenditures, cash expenditures on reducing the Company's gold sales commitments and movements in non-cash working capital. Operating cash flow (before capital expenditures) was negative $10.8 million for the second quarter of 2004, compared with negative $4.3 million in the prior year quarter. The deficit in cashflow in the current quarter was due to expenditures of $7.6 million to financially settle gold contract positions and $5.5 million of general and administrative expenses. The second quarter 2004 cash flow deficit was greater than the deficit in the prior-year quarter due to cash spent on settling gold contracts ($7.6 million) and higher general and administrative expenses ($4.5 million increase), offset by positive changes to working capital items ($6.1 million).

Operating cash flow for the first half of 2004 was negative $19.6 million, as compared with negative $8.0 million for the first half of 2003. Operating cash flow for the first six months of 2004 was impacted by an expenditure of $11.2 million to settle gold contract positions, and a $4.5 million increase in general and administrative expenses. These increases were partially offset by a $2.9 million period over period positive change in working capital items.

INVESTING ACTIVITIES

For the second quarter of 2004, capital expenditures totalled $9.6 million, as compared with $4.0 million for the same period in 2003. The increase was attributable to higher spending on the Las Cristinas project and the Tomi underground mine. Capital expenditures for Las Cristinas totalled $6.6 million during the second quarter, as work commenced under the EPCM contract. The balance of the second quarter 2004 expenditures were for mine equipment and ramp development at the Tomi underground mine and for modernizing the Revemin mill. For the first half of 2004, capital expenditures amounted to $13.7 million, as compared with $5.5 million for the prior year period.

Capital expenditures for the second quarter and first half of 2004 and 2003 are summarized as follows:

---------------------------------------------------------------------------------------------------
                                  THREE MONTHS ENDED JUNE 30,             SIX MONTHS ENDED JUNE 30,
US$ millions                     2004                    2003                 2004       2003
---------------------------------------------------------------------------------------------------
Las Cristinas                    $6.6                    $2.9                 $9.3       $3.9
Revemin and Tomi                 $2.8                    $0.5                 $3.9       $0.5
La Victoria                        --                    $0.1                   --       $0.2
Corporate                        $0.2                    $0.5                 $0.5       $0.9
                                 ----                    ----                 ----       ----
Total                            $9.6                    $4.0                $13.7       $5.5
--------------------------------------------------------------------------------------------------

The Company has revised its forecast of capital expenditures in 2004 on Las Cristinas to $65 million, down from the previous forecast of $80 million. Approximately $60 million is planned to be spent during the third and fourth quarters of 2004. The timing of the expenditures, however, is dependent upon the receipt of the final project permit. The revised forecast assumes final permit is received in October 2004; any delay in receiving the permit will delay the project expenditures. Crystallex intends on funding the balance of planned expenditures for 2004 with existing cash balances.

FINANCING ACTIVITIES

On April 5, 2004, the Company closed an equity financing of 25 million common shares at C$4.00 per share raising net proceeds of $71.7 million. The common share financing had an over-allotment option of 3.75 million shares at C$4.00 per share, which closed on April 28, 2004 and raised additional net proceeds of $10.5 million. Total net proceeds amounted to $82.2 million. Additional expenditures related to this financing are estimated to be $400,000.

OUTSTANDING SHARE DATA

At August 12, 2004, 179,968,598 of common shares of Crystallex were issued and outstanding. In addition, at August 12, 2004 options to purchase 10,456,500 common shares of Crystallex were outstanding under the Company's stock option plan and warrants to purchase 17,207,628 common shares of Crystallex were issued and outstanding.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company's results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

ACCOUNTING CHANGES

Change in Functional and Reporting Currency - Effective January 1, 2004, the Company changed its functional currency from the Canadian to US dollar. Concurrent with this change, the Company adopted the US dollar as its reporting currency. Refer to Note 2 of Notes to the Consolidated Financial Statements.

Accounting for asset retirement obligations - On January 1, 2004, the Company adopted CICA Handbook Section 3110 and changed its accounting policy to recognizing the fair value of liabilities for asset retirement obligations in the period incurred. There was no material impact in the first half of 2004 as a result of this change. Refer to Note 3 of Notes to the Consolidated Financial Statements.

Stock Based Compensation - Effective January 1, 2004, the Company changed its accounting policy for stock-based compensation and adopted the fair value method of accounting for all its stock-based compensation. Refer to Note 3 of the Notes to the Consolidated Financial Statements. Total expenses for the second quarter and first six months of 2004 were $3.39 million and $3.43 million respectively.

Impairment of Long Lived Assets - Effective January 1, 2004, the Company adopted the new recommendations with respect to impairment of long lived assets. There was no material impact on the consolidated financial statements. Refer to Note 3 of the Notes to the Consolidated Financial Statements.

RISK FACTORS

The profitability of the Company depends upon several identified factors including levels of production, commodity prices, costs of operation, financing costs, the successful integration of acquired assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multi-jurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the "Standard"). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Income as follows:

----------------------------------------------------------------------------------------------------------------------
                                                        Three months ended June 30,         Six months ended June 30,
$,000                                                        2004              2003             2004             2003
----------------------------------------------------------------------------------------------------------------------
Operating Costs per Financial Statements                   $5,060            $2,019           $7,719           $4,005
Adjust for La Victoria Waste Stripping                      ($465)              ---            ($630)             ---
By-Product Credits                                            ---               ---              ---              ---
Reclamation and Closure Costs                                 ---               ---              ---              ---
Operating Costs for Per Ounce Calculation                  $4,595            $2,019           $7,089           $4,005

Gold Ounces Sold                                           14,160             6,486           23,774           10,652
Total Cash Cost Per Ounce US$                                $325              $311             $298             $376
----------------------------------------------------------------------------------------------------------------------


Additional information relating to Crystallex, including the 2003 Annual Report, is available on SEDAR at www.sedar.com.

ABOUT CRYSTALLEX
Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development. Other key assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This may include certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this presentation, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form ("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.


The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Crystallex International Corporation
                                            ------------------------------------
                                                        (Registrant)


Date   August 13, 2004                         By /s/ Daniel R. Ross
       ---------------                            ------------------------------
                                                 (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel
*Print the name and title of the signing officer under his signature